RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)


On June 17, 2004, the Annual Meeting of Stockholders of Investors First Fund, Inc. was held and the following matters were voted upon:


1. To approve a  Merger Agreement and Plan of
   Reorganization whereby Investors First Fund, Inc.
   will merge with and into Cornerstone Strategic Value Fund, Inc. in accordance with the Maryland General
   Corporation Law.


        For             Against         Abstain
        5,220,112       292,940         69,276



2. To approve the re-election of Messrs. Clark and Bradshaw as Directors until the 2007 Annual Meeting of Stockholders.

                        For             Abstain
William A. Clark        9,257,083       261,093
Ralph W. Bradshaw       9,246,116       72,060